UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of Registrant’s name into English)

Terminal Center, 1 Yahadut Canada Street, Or-Yehuda, Israel 6037501

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Quarterly Results of Operations

On March 9, 2023, Magic Software Enterprises Ltd. (the “Company”, “we” or “us”) announced our financial results for the fourth quarter and full year ended December 31, 2022.  A copy of our press release announcing our results is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

The GAAP financial statements appended to this Form 6-K in Exhibit 99.1 are hereby incorporated by reference in our Registration Statements on Form S-8 (SEC File No.’s 333-113552, 333-132221 and 333-149553).

Exhibit No.	Title of Exhibit
99.1	Magic Software Reports Fourth Quarter and Full Year 2022 Financial Results with Record-Breaking Full Year 2022 Results Recorded Across All Key Financial Indices (Revenues, Gross Profit, Operating Income and Net Income).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

By:	/s/ Asaf Berenstin
Name:	Asaf Berenstin
Title:	Chief Financial Officer

Dated: March 9, 2023

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